U. S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Anne Nguyen Parker, Branch Chief

Re:      Dixie Foods International, Inc.
         Registration Statement on Form S-1
         Amendment No. 3
         File No. 333-170662

Greetings:

We have filed Amendment No. 3 to the above-referenced registration statement on Form S-1 reflecting changes responding to the staff's comment letter dated March 1, 2011 on the Amendment No. 1 filing as follows:

General

Comment 1. We note that you have identified your fiscal year-end as August 31. This appears to be a change from your previous filings in which you identified December 31 as your fiscal year-end. Please tell us whether this represents a change in your fiscal year-end.

Response. This is a change of fiscal year from the previous filings.

We May Not Receive Enough Capital From this Offering, page 3

Comment 2. Please revise to quantify your working capital as of a recent date, as well as how much of this offering you will need to sell in order to receive enough capital to enable you to introduce products into the marketplace.

Response. The Use of Proceeds table and the lead in paragraph has been revised in Amendment No. 3 to reflect that the registrant has already paid $10,500 of the $22,000 estimated offering expenses and, accordingly, the amount of the net proceeds of the offering which will be used to pay offering expenses from the offering is $11,500. As a result the Use of Proceeds table has been revised to reflect the use of the additional net proceeds.

This risk factor has been revised in Amendment No. 3 to add the following in response to your comment:

As of March 6, 2011 our working capital was $16,444. Management believes that we will need to sell at least 3,333 shares in this offering, which will provide net proceeds of $38,500, in order to have sufficient cash on hand to proceed to market our initial product.

Milestones to Implement Our Business Plan, page 10

Comment 3. We note your statement that "management believes that it would not be prudent to enter into actual production and sale of product in commercial quantities without the availability of a minimum of $50,000 of working capital." We also note the bulleted list that follows the lead-in "[t]he following activities will take place within 30 days of the availability of working capital: ... " Please reconcile the disclosures in this section with the disclosure found in the Use of Proceeds section on page 7. In particular, it appears that the $7,500 allocated to purchase initial inventory, the $7,500 allocated for initial promotion and advertising and the $2,500 allocated to publish a website corresponds with the proceeds allocated if 17% of this offering is sold. If 17% of this offering is sold, however, you will net only $28,000 after deducting $22,000 in offering expenses. In addition, you have a

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line item on page 7 that indicates that you will allocate $1,500 to "working capital" if 17% of the offering is sold. As such, please clarify whether the $50,000 working capital position discussed in this section corresponds with the $1,500 "working capital" line item on page 7, with the $50,000 gross offering proceeds if 17% of the offering is sold or with the net proceeds after deducting offering expenses.

Response. Amendment No. 3 revises and clarifies the discussion of the amount required to enter into commercial production and sale as set forth below to avoid the confusion you pointed out in your Comment No. 3 by discussing the availability of $38,500 of net proceeds of the offering rather than $50,000 of working capital.

         "Although the foregoing activities have put us in the position to enter the marketplace with our initial product, management believes that it would not be prudent to enter into actual production and sale of product in commercial quantities without the availability of net proceeds from the sale of 3,333 shares in this offering which will provide net proceeds of $38,500 for use in our operations. We will take the following activities to market our initial product upon achieving such cash proceeds. We will complete these activities within 30 days of achieving such cash proceeds. If such cash does not become available from the net proceeds of this offering or such other sources we will continue development stage operations for the next 12 months from available cash on hand and continue to seek additional financing."

Business, page 11

Comment 4. We note your disclosure that Michael H. Jordan is one of your founders and contributed your barbeque sauce recipe to you. Please expand your disclosure to discuss the following:

o Whether and, if so, how Michael H. Jordan is related to your officers and/or directors.

o How Michael H. Jordan conveyed his recipe to you. In your response, please address:

   o whether the conveyance was memorialized in an agreement and, if so, why it was not filed with your registration statement,

   o  whether Michael H. Jordan still retains ownership rights to the recipe,

   o whether the recipe was conveyed to you by license or other similar agreement,

   o whether you or, if Michael H. Jordan retains ownership rights to the recipe, Michael H. Jordan can license or otherwise convey the recipe to third parties,

   o whether Michael H. Jordan will-continue to have the ability to alter, or have any further input in respect of, the recipe that you use or,

   o  whether Michael H. Jordan will have any input in respect of production,

   o Whether and, if so, what background Michael H. Jordan has or had in the food industry. o Whether the recipe was ever commercially used.

Response. We advise you of the answers to the foregoing in questions:

Michael H. Jordan is the brother of the registrant's President and director, Robert E. Jordan.

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Michael H. Jordan contributed all his right, title and interest in the recipe to the registrant pursuant to a letter which has been filed as Exhibit 10.1 in Amendment No. 3. Accordingly, registrant believes it has all rights to the recipe, including the right to sell or license it and Mr. Jordan retained no ownership in the recipe or the ability to sell it, license it or provide it to any other party. Mr. Jordan has no input into the registrant's products, including its recipes, manufacturing, labeling or marketing. In finalizing the recipe for its initial product registrant made certain changes from the recipe contributed by Mr. Jordan. Registrant believes the recipe contributed by Mr. Jordan is a trade secret and that registrant would have the right to prevent use or sale of the recipe by Mr. Jordan or anyone else who received a copy of the recipe from Mr. Jordan. However, it could not prevent another party from independently formulating a similar product. The Company has no right to use Mr. Jordan's name or likeness in connection with its products and does not intend to do so. Mr. Jordan will not receive any royalties from the registrant or have any further interest in the contributed recipe.

Mr. Jordan has over ten years of experience as a restaurant chef. His training was received on the job and he did not attend any culinary school or chef training institute.

In view of the foregoing, the following changes were made in Amendment 3:

         Michael H. Jordan and Robert E. Jordan were identified as brothers in the Prospectus Summary and Promoters sections.

         Because the registrant's finalized recipe has been changed from the one contributed by Michael H. Jordan, the registrant's recipe is stated to be "based on" a recipe contributed by Michael H. Jordan in the Prospectus Summary and Business/Trademarks, Patents and Intellectual Property sections.

         The Business/Trademarks, Patents and Intellectual Property section has been revised to indicate that it will not be possible to prevent competitors from developing similar products.

         Exhibit 10.1 is filed with Amendment No. 3

Unaudited Financial Statements for the Three Months Ended November 31, 2010

Statement of Changes in Stockholders' Equity, page F-14

Comment 5. We note that you accounted for the expenses related to your stock offering as an offset against additional paid in capital. Please tell us how this complies with the guidance per SEC Staff Accounting Bulletin Topic 5.A. If you determine that your current presentation is not appropriate, please consider the disclosure requirements regarding the correction of an error per FASB ASC 250-10-50.

Response. The registrant's unaudited financial statements for the three months ended November 30, 2010 were revised in Amendment No. 3 to conform to SAB 5.A. The offering expenses now appear as an asset, Deferred offering costs, in the balance sheet and Note 10 has been added as follows:

         NOTE 10. DEFERRED OFFERING COSTS

         As of November 30, 2010 the Company had incurred costs of $10,500 related to a proposed public offering of its securities. The Company has carried these costs as deferred offering costs in its financial statements. If the offering is successful, these costs will be charged against the proceeds. If the offering is unsuccessful, these costs will be expensed.

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         The registrant has discussed with its independent registered accounting firm the disclosure requirements of FASB ASC 250-10-50 in this matter and is of the opinion that the revisions set forth in Amendment No. 3 constitute the appropriate disclosure in this matter.

Statement of Cash Flows, page F-15

Comment 6. It appears that you have presented the $10,500 of costs incurred to file your registration statement within your statement of cash flows under the line item "common stock issued for cash, net of costs." Please revise to present this amount under a more accurately titled line item.

Response. In accordance with the revised treatment of these offering costs as discussed in the response to Comment 5, the unaudited statement of cash flows has been revised in Amendment No. 3 to reflect under Cash Flows From Financing Activities Payment of Offering Costs (10,500) as a separate line item and Common stock issued for cash has been adjusted appropriately.

It is anticipated that Amendment No. 3 and the information provided herein sufficiently addresses the issues raised in your March 1, 2011 comment letter concerning the above-reference filing. If you have any further comments or require any further information, please contact the undersigned at 305-409-4500 or by fax to 786-513-8522.

                                       Yours very truly,

                                       Joel Bernstein

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